CONTRACT

Concerning the rental of non-residential property according to Czech law No. 116/90 Coll. Contracted between:

1) Landlord:

Mr. **Leos Srpek** MBA
IC: ⁊ . DIC: CZ _
Residence: Vyholec 1133/13, 624 00 Brno – Komin

And

2) Tenant:

UtiliPoint, s.r.o.
Registered Office: Frantiskanska 6, 602 00 Brno
IC: ._ , DIC - ⁻⁻⁻⁻⁻⁻
Represented by Director Gary Vasey

I.

On the basis of the **contract regarding the transfer of the ownership rights of the unit** dated 24.11.2009, registry No. V-20381/2009-700, with legal effect from 30.11.2009 the landlord is the sole owner of unit **No. 843/187** – non-residential - office space in the IBC Brno building, Prikop No. 843/4, section C, 5th floor, with a total floor area of 52.85 m2. The space is divided into three rooms – reception office, which leads to a further office and the third room – a kitchen. The landlord declares his rights to this property are not restricted in any way.

II.

By this contract the landlord hands over the non-residential property specified in article I for the use of the tenant which will be used as company office space.

The office space is furnished with furniture listed **in appendix 1.** which forms an inseparable part of this contract.

III.

Before undertaking any structural changes the tenant is obliged to seek the written permission of the landlord in advance.

If the tenant with the prior agreement of the landlord carries changes which enhance the value of the property or change it, the cost of such changes will be met solely by the tenant dealing directly with the contactors. The right to depreciation for tax purposes lies solely with the tenant. At the end of the rental agreement the tenant is obliged to return the rented offices to their original condition. In the event of damage to the furniture which forms part of the furnishings of the rented offices the tenant is obliged to inform the landlord of this damage and compensate the landlord within three days of the landlord being informed.

IV.

The rental amount has been agreed at **11, 500 CZK** not including VAT monthly, that is **138, 000 CZK** per annum (in words one hundred and thirty eight thousand CZK). The rental amount is payable in quarterly installments of **34, 500 CZK + VAT** according to current rates, always at the latest by the end of the last month of the preceding quarter, to the landlord's bank account at the Komercni Banka Brno City 43-2721870267/0100.

The rental amount for March 2010 is payable by 28.2.2010.

In the event of any delay in the payment of the rental amount the tenant is obliged to pay the landlord a contractual penalty equal to 0.25% of the amount owed daily.

In order to ensure against the possibility of damage or unpaid rent both parties to the contract have agreed on signature of this contract that the tenant will pay the landlord a deposit equal to one quarter's rent without VAT, which is 34,500 CZK. The landlord is obliged to return this deposit within a week of the end of the rental agreement. In the event of damage or unpaid rent the landlord is has the right to use this deposit to settle these amounts and return the balance to the tenant.

V.

The tenant will pay for electrical energy consumed according to actual usage. Deposits for these services and payments for water and waste, heating, cleaning of communal areas, waste disposal, facility management and other services will be met by the tenant to the amounts and on the dates stated in **appendix No.2** which forms an inseparable part of this contract. The landlord has the right to change the amount of these deposits in the event price increases for these services and undertakes to inform the tenant of the new amount with a written explanation no later than 15 days before the next payment is due.

VI.

The landlord allows the tenant to display the tenant's company identification plate and logo in an appropriate place as determined by the facility management of the building. Any costs incurred in this placement will be invoiced to the tenant by the landlord at the same amount as charged by the facility management.

VII.

The tenant is obliged to respect the housekeeping rules of the building, basic hygiene regulations and behave in such a way as it causes minimal disturbance to other tenants.

VIII.

The contract is agreed for an indefinite period, with a three month notice period on either side, which is calculated from the day after the delivery in written form of one party's intention to end the agreement to the other party. In case of doubt it is considered delivery of this notice takes place three days after the registered letter was posted.

In the event of the rental amount or payment for other services being more than 10 days overdue the landlord maintains the right to end the contract with immediate effect. The tenant is then obliged to vacate the rented premises within one week of receiving notification of this decision from the landlord. In this eventuality the conditions for delivery are the same as in the second sentence of this article. If these conditions are not met the parties agree on a contractual penalty of 1,000 CZK per day of non compliance. The landlord has the right to deduct the amount owed from the deposit paid by the tenant and return the balance.

IX.

The rental amount may be raised by landlord on 1st January every year in accordance with an increase in the consumer price index. The basis for calculation of the new rental amount will be the most recent rental amount.

For the calculation of the rental increase the Czech Statistical Institute's **Sliding Scale of Consumer Prices** for the last 12 months will be used which characterizes the changes in the average consumer price index for the last twelve months against the average of the previous twelve month period, in relation to December each year.

The rental amount will be increased by the same percentage as the rate of inflation stated in Sliding Scale of Consumer Prices according to the previous paragraph.

X.

The contract is binding for both sides and their legal successors. Relations not defined by this contract are regulated by the relevant laws No. 40/64 Coll. And No. 116/90 Coll.

Any changes to this agreement possible only in written form and with the mutual agreement of both parties.

The contract is legally valid from 1.3.2010

In Brno 18.1.2010

Landlord: **Tenant:**

Mr. Leos Srpek MBA   Gary Vasey

_____   _____

Appendices:
Appendix 1. List of Loaned Furniture
Appendix 2. Calculation of Deposits

APPENDIX No. 1

To contract concerning the rental of non-residential property dated 18.1.2010

Tenant: **Utilipoint s.r.o.**
        Frantiskanska 6, 602 00 Brno

LIST OF LOANED FURNITURE

Description	Amount
Office C.5.46b	
office desk	3
3 drawer cupboard	3
filing cupboards	2
hanging shelf	4
cupboard with shelves	3
wardrobe	1
black office chair	3
hat stand	1
waste bin	3
air-conditioning and remote control	1
Office C.5.46a	
office desk	2
conference table	1
3 drawer cupboard	3
cupboard with drawers	3
office chair	3
conference chairs	3
open cupboard with shelves	1
waste bin	2
air-conditioning and remote control	1
Kitchen	
kitchen unit 17x60x200 cm	1
Total amount of loaned office furniture	**43**

APPENDIX No. 2

To contract concerning the rental of non-residential property dated 18.1.2010

Tenant: **Utilipoint s.r.o.**
Frantiskanska 6, 602 00 Brno

CALCULATION OF DEPOSITS

For Electrical Energy and Costs connected with Facility Management and Use

Detailed Breakdown of Quarterly Deposits

Deposit for Electrical Energy	8,000 CZK per quarter
Deposit for Services and Facility Management	7,000 CZK per quarter
Total amount for Deposits	**15, 000 CZK per quarter**

Description of Services

Building security, reception, cleaning of communal areas, waste removal, compulsory inspections, maintenance, lifts, heating, water, sewerage.

Due Dates

Deposits for electrical energy and costs connected with services and facility management are made in quarterly payments of 15,000 CZK in advance no later than the end of the last month of the previous quarter. To paid to the Landlord's account at KB Brno – City 43-2721870267/0100.

Settlement of Deposits

The settlement of deposits will take place annually within 14 days of receipt by the landlord of settlement for electrical energy and other service providers.